Contact:
                                   Patty Kehe
                                   Dynasil Corporation of America
                                   Phone: (607) 272-3320, ext. 26
                                   Email: cdunham@dynasil.com

       Dynasil Announces Second Quarter 2009 Results
WEST BERLIN, N.J.   May 14, 2009   Dynasil Corporation of
America (OTCBB: DYSL.OB), announced the results of operations for its second quarter of fiscal year 2009 ended
March 31, 2009. Dynasil is a manufacturer of specialized instruments and photonic products including optical materials, components and coatings as well as currently deriving more than fifty percent of its revenue from government funded research. The Company serves a broad range of applications markets in the medical, industrial, and homeland security/defense sectors.

Revenues for the quarter ended March 31, 2009 nearly
tripled to $8.6 million compared to revenues of $3.0
million for the quarter ended March 31, 2008.  Income from
Operations for the quarter nearly quadrupled to $755,261
compared to $198,208 for the quarter ended March 31, 2008.
Net income for the quarter was $404,134, or $0.02 per
share, compared with net income of $145,976, or $0.02 per
share, for the quarter ended March 31, 2008.  For the six
months ended March 31, 2009, revenues tripled to $17.4
million, Income from Operations tripled to $1.4 million and
Net Income more than doubled to $759,775 as compared to the
six months ended March 31, 2008.   This is the third
quarter since the acquisition of Radiation Monitoring
Devices, Inc. and certain assets of RMD Instruments, LLC
(together, "RMD") on July 1, 2008, which was the key driver for the large revenue and profitability increases. Net
Operating Loss carry-forwards for federal taxes were exhausted during fiscal year 2008 so fiscal year 2009 net income was impacted by increased federal tax provisions as well as the higher interest costs related to the RMD acquisition.

 "Given current economic conditions, we are pleased that we were able to triple revenues and nearly quadruple Income from Operations for the quarter," said Craig T. Dunham, President and CEO. "The acquisition of RMD has significantly increased Dynasil's technical capabilities and intellectual property. During the quarter, we made substantial progress in identifying potential products for commercialization and developing additional government funding for those projects. Those potential new products include improved sensors for: medical imaging, non-destructive testing for cracks in metal parts and Homeland
Security's detection of nuclear threats. We are seeing unprecedented levels of government contracting opportunities which appear to be driven by the economic stimulus package. We continue to execute our strategy of significant and profitable growth through organic growth, commercialization of our broad research portfolio and acquisitions."

About Dynasil: Founded in 1960, Dynasil is a manufacturer of photonic products including optical materials, components, coatings and instruments for a broad range of applications markets in the medical, industrial and defense sectors. Its wholly owned subsidiaries are located in New Jersey, New York and Massachusetts.

This news release may contain forward-looking statements usually containing the words "believe," "expect," "plan", "target", "intend" or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.


DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS



                              ASSETS                     March 31,   September 30,
                                                           2009           2008
                                                        (Unaudited)
                                                        ----------      ----------
Current assets
   Cash and cash equivalents                          $  1,439,157     $ 3,882,955
   Accounts receivable, net of allowance for doubtful
     accounts of $66,733 and $70,165 and sales
     returns of $21,758 and $8,200 for March 31, 2009
     and September 31, 2008, respectively                5,266,640       3,390,703
   Inventories                                           2,472,545       2,909,730
   Deferred tax asset                                      233,500         233,500
   Prepaid expenses and other current assets               378,775         259,896
                                                        ----------      ----------
        Total current assets                             9,790,617      10,676,784
Property, Plant and Equipment, net                       2,701,044       2,694,290
Other Assets
   Intangibles, net                                      7,499,645       7,767,258
   Goodwill                                             11,054,396      11,054,396
Deferred financing costs, net                               69,752          81,136
   Other assets                                              3,091           8,360
                                                         ----------     ----------
        Total other assets                              21,327,928      18,911,150
                                                        ----------      ----------
        Total Assets                                   $31,118,545     $32,282,224
                                                        ==========      ==========
                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Short Term Note Payable                              $   32,451      $  490,117
   Current portion of long term debt                     1,695,296       1,649,101
   Accounts payable                                        539,561       1,026,675
   Billings in excess of cost                              396,957         216,946
   Accrued expenses and other current liabilities        1,299,563       1,440,222
                                                        ----------      ----------
        Total current liabilities                        3,963,828       4,823,061
Long-term Liabilities
   Long-term debt, net                                   7,264,698      8,178,420
   Note payable to related party                         2,000,000      2,000,000
                                                        ----------      ----------
        Total long-term liabilities                      9,264,698     10,178,420
Stockholders' Equity
   Common Stock, $.0005 par value, 40,000,000 shares
    authorized, 12,177,655 and 12,142,849 shares issued,
    11,367,495 and 11,332,689 shares outstanding             6,089           6,072
Preferred Stock, $.001 par value, 15,000,000
    Shares authorized, 5,966,000 shares                      5,966           5,966
    issued and outstanding for March 31, 2009 and
    September 31, 2008, 10% cumulative, convertible
   Additional paid in capital                           16,263,106      16,122,185
   Retained earnings                                     2,601,200       2,132,862
                                                        ----------      ----------
                                                        18,876,361      18,267,085
   Less 810,160 shares in treasury - at cost              (986,342)      (986,342)
                                                        ----------      ----------
        Total stockholders' equity                      17,890,019      17,280,743
                                                        ----------      ----------
        Total Liabilities and Stockholders' Equity     $31,118,545     $32,282,224
                                                        ==========      ==========



DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)



                                   Three Months Ended        Six Months Ended
                                        March 31                  March 31
                                     2009        2008         2009        2008
                                  ----------   --------     --------    --------
Net sales                       $8,602,885  $3,045,974     $17,370,161  $5,860,880
Cost of sales                    4,901,999   2,070,418      10,579,537   3,971,438
                                ----------   ---------     ----------   ----------
Gross profit                     3,700,886     975,556       6,790,624   1,889,442
Selling, general and administrative
        expenses                 2,945,625     777,348       5,377,993   1,456,756
                                ----------   ---------     ----------   ----------
Income from operations             755,261     198,208       1,412,631     432,686
Interest expense, net              219,861      42,062         406,658      75,584
                                 ----------   ---------     ----------   ---------
Income before income taxes         535,400     156,146       1,005,973     357,102
Income taxes                       131,266      10,170         246,198      20,840
                                 ----------   ---------     ----------   ---------
Net income                        $404,134    $145,976        $759,775    $336,262
                                ==========   =========     ==========   ==========

Basic net income per common share   $0.02       $0.02           $0.04       $0.05
Diluted net income per common share $0.02       $0.02           $0.04       $0.04

Weighted average
  shares outstanding            11,367,008   6,736,852     11,358,143    6,467,518
